UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HARBIN ELECTRIC, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

41145W109
(CUSIP Number)

John C. Nagel Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 41145W109	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) PN; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) IN; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Wellington LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Deleware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006

Cusip No. 41145W109	Page 7 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Bermuda

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 8 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,653,043 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,895,543 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 63.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Third Amendment. Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.

Cusip No. 41145W109	Page 9 of 10 Pages

This Amendment No. 3 (this “Third Amendment”) amends the Schedule 13D filed on September 11, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed on November 29, 2006 (the “First Amendment” and Amendment No. 2, filed on November 29, 2006 (the “Second Amendment” and, together with the Original Schedule 13D and the First Amendment, the “Schedule 13D”), by Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”), Citadel Wellington LLC, a Delaware limited liability company (“CW”), Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), and Citadel Equity Fund Ltd., a Cayman Islands Company (“CEF” and, collectively, together with CLP, CIG, CIGHK, Griffin, CW and CKGSF, the “Reporting Persons”), with respect to shares of Common Stock, $0.00001 par value (the “Common Stock”) of Harbin Electric, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, 150060, China. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D. Except as specifically amended and supplemented by this Third Amendment, all other provisions of the Schedule 13D shall remain in full force and effect.

Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Schedule 13D by deleting the last sentence thereto and replacing it with the following text:

The Reporting Persons have exercised their right under the Voting Agreement to designate up to two (2) individuals to serve on the Issuer’s Board. Prior to election, the Reporting Persons notified the Issuer that Christopher Hsu and Oliver Weisberg (the “Nominees”) were to be elected to the Board. The Nominees were elected as members of the Board at the Issuer’s annual meeting of shareholders, held on November 17, 2006.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Cusip No. 41145W109	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of December, 2006

KENNETH GRIFFIN

By: /s/ John C. Nagel
   John C. Nagel, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By: Citadel Investment Group, L.L.C.,
its Sole Shareholder

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

CITADEL KENSINGTON GLOBAL
STRATEGIES FUND LTD.

By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

CITADEL WELLINGTON LLC

By: Citadel Limited Partnership,
its Managing Member

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
   John C. Nagel, Director and Associate General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.